GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)

Consolidated Financial Statements
(Stated in U.S. Dollars)

September 30, 2008 and 2007

D E  V I S S E R  G R A Y  L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Grand Peak Capital Corp.

We have audited the consolidated balance sheet of Grand Peak Capital Corp. as at September 30, 2008 and the statements of operations and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2008 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements at September 30, 2007 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report to the shareholders dated February 15, 2008.

/s/ De Visser Gray LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
January 28, 2009

Consolidated Balance Sheets
As at September 30,
(Stated in U.S. Dollars)

	2008	2007
ASSETS

Current Assets
Cash and cash equivalents	$722,471	$756,652
Marketable securities – (Note 12)	837,911	101,000
GST receivable	8,464	15,388
Prepaid expenses	37,936	-
Accounts receivable	153,819	15,146

	1,760,601	888,186

Deposits on asset – (Note 5)	209,417	111,605
Equipment - (Note 6)	19,180	5,401
Mineral properties - (Note 7)	80,393	30,300
Deferred exploration expenses (see schedule)	260,843	144,132
Incorporation costs	429	429

	$2,330,863	$1,180,053
LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$151,252	$210,999
Loan payable – (Note 8)	500,255	404,000

	651,507	614,999
SHAREHOLDERS’ EQUITY

Share capital - (Note 9 (a))	4,329,089	3,279,089
Contributed surplus	971,859	971,859
Accumulated other comprehensive income (Note 10)	29,373	380,937
Deficit	(3,650,965)	(4,066,831)

	1,679,356	565,054

	$2,330,863	$1,180,053

Continuance of Operations – (Note 1)
Contingencies – (Note 10)

Approved by the Board:
/s/ Navchand Jagpal, Director
/s/ Lewis Dillman, Director

See accompanying notes to the financial statements

Consolidated Statements of Operations and Deficit and Comprehensive Income
For the years ended September 30,
(Stated in U.S. Dollars)

	2008	2007

Revenue
Property management	$314,158	$-
Interest and royalty income	43,952	29,386

	358,110	29,386
Expenses
Amortization	4,338	1,568
Bank charges and interest	30,040	24,675
Management fees	56,096	2,645
Office, administration and travel	16,968	280
Professional fees	95,328	83,089
Telephone	6,505
Transfer agent and regulatory filing fees	44,997	23,467
	(254,272)	(135,724)
	103,838	(106,338)
Income before other items:
Gain (loss) on sales of long-term investments	306,409	-
Forgiveness of debt (Note 11)	5,619	-

Net income (loss) for the year	415,866	(106,338)

Deficit, beginning of year	(4,066,831)	(3,960,493)

Deficit, end of year	$(3,650,965)	$(4,066,831)

Basic earnings (loss) per common share	$0.06	$(0.01)
Diluted earnings (loss) per common share	$0.05	$(0.01)

Weighted average number of common shares outstanding	7,411,907	13,700,181

Comprehensive Income
Net income (loss) for the year	415,866	(106,338)
Other Comprehensive income (loss) for the year	(351,564)	3,852
Comprehensive income (loss) for the year	64,302	(102,486)

See accompanying notes to the financial statements

Consolidated Statement of Cash Flows
For the years ended September 30,
(Stated in U.S. Dollars)

	2008	2007

Operating Activities
Net income (loss) for the year	$415,866	$(106,338)
Adjustment for items which do not involve cash:
Forgiveness of debt	(5,619)	-
Amortization	4,338	1,568
Interest on loan payable	28,316	61,064
Unrealized foreign exchange	(47,717)	(33,566)
	395,184	(7,272)
Changes in non-cash working capital components:
GST receivable	-	(15,388)
Marketable securities	-	2,340
Prepaid	(37,936)	-
Accounts receivable	(131,749)	(15,146)
Accounts payable and accrued liabilities	13,811	122,823
	239,310	17,357

Investing Activities
Deposits on asset	(97,812)	(111,605)
Purchase of marketable securities	(1,022,301)	(101,000)
Equipment	(18,117)	(6,969)
Mineral property acquired acquisition	(53,509)	(10,100)
Deferred exploration and development	(113,295)	(144,132)
Incorporation costs	-	(429)
	(1,305,034)	(374,235)

Financing Activities
Common shares issued for cash	1,050,000	630,000

Effect of foreign exchange on cash	(18,457)	37,418

Net cash provided (used) during the year	(34,181)	310,540

Cash and cash equivalents, beginning of year	756,652	446,112

Cash and cash equivalents, end of year	$722,471	$756,652

See accompanying notes to the financial statement

Schedule of Deferred Exploration and Development Expenses
For the years ended September 30, 2008 and 2007
(Stated in U.S. Dollars)

	Amos	Vassan	Nico	Total

Balance, September 30, 2006	$-	$-	$-	$-

Assaying, geological and general	40,400	40,400	63,332	144,132

Balance, September 30, 2007	$40,400	$40,400	$63,332	$144,132

Assaying, geological and general	-	-	116,711	116,711

Balance, September 30, 2008	$40,400	$40,400	$180,043	$260,843

See accompanying notes to the financial statements

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

1.      NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on December 28, 2001 in the Yukon Territory, Canada and is listed on the TSX Venture exchange. The Company changed its name to Grand Peak Capital Corp. on November 15, 2007. The Company changed its year end from December 31 to September 30 in 2007.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has an accumulated operating deficit of $3.65 million at September 30, 2008 (2007 - $3.9 million). The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to continue as a going-concern; the net realizable values of its net assets may be materially less than the amounts recorded on the balance sheet.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Accounting and Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the accounts of the parent company and its wholly-owned subsidiaries. All intercompany balances have been eliminated.

The Company’s wholly-owned subsidiaries and operating status are as follows:

Subsidiary	Status
Lucky Minerals Inc.	Active
2801 Shangri-La Ltd.	Active
0808964 BC Ltd.	Active
Digital Labs Inc.	Inactive
Midland Holland Ltd.	Inactive
Person Finance Ltd	Inactive

Use of Estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Estimates are based on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. The actual results may differ from those previously estimated.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont’d

Key areas where management has made complex or subjective judgements include, fair value of certain assets; accounting for amortization; mineral asset impairment assessments; environmental obligations; income taxes and contingencies.

Financial Instruments

The Company adopted the provisions of CICA Sections 3855, Financial Instruments – Recognition and Measurement, and 1530, Comprehensive Income, on October 1, 2006 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income.  Financial instruments are classified as ‘held for trading” for accounting purposes with the exception of marketable securities which are considered to be available for sale.  Accordingly, unrealized gains and losses on marketable securities are reflected within other comprehensive income while all other unrealized items are recorded in operations.

The Company’s financial instruments comprise cash and cash equivalents, marketable securities, accounts payable and accrued liabilities, and loan payable.

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values on the consolidated balance sheet.  The fair values are the same as the carrying values due to their short-term nature.

Cash and cash equivalents include highly liquid investments with a maturity date of three months or less from the date of acquisition.

The fair value of marketable securities and loan payable are disclosed in the respective notes to the financial statements.

Foreign Exchange Risk

The Company faces certain foreign risks as most of its expenses are deferred exploration expenses incurred in Canadian dollars and the Canadian dollar may appreciate or depreciate against the US dollar, the Company’s reporting currency.  It also has exposure to risks with the amounts due from the Company as these amounts are owed in US dollars.  In recent quarters the fluctuations between the Canadian and the US dollar had not warranted the Company to actively manage its foreign exchange risk.  Notwithstanding, the Company continuously monitors this exposure to determine if any mitigation strategies become necessary.

Mineral Properties and Deferred Exploration Costs

Mineral properties, including options to mineral claims, are stated at cost.  The recorded cost of mineral properties and exploration and development interests is based on cash paid and assigned value, if any, of share considerations given for mineral properties and exploration and development costs incurred.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont’d

All direct and indirect costs relating to the acquisition of mineral properties are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or when management has determined that there is impairment in the carrying values of those mineral properties.

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property.  At such times as the Company loses or abandons title on its interest in property, the accumulated expenditures on such property are charged to operations.  If any property reaches commercial production, the applicable costs of the mineral property and the deferred exploration and development expenditures will be amortized against related production revenues on the unit of production method, based on the property’s estimated reserves.  Properties which have reached a production stage will have a gain or loss calculated.

Based on the information available to date, the Company has not yet determined whether the mineral properties it is exploring and developing contain economically recoverable reserves.  The recoverability of the amounts capitalized as mineral properties and deferred exploration and development costs is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete its exploration and development programs and upon future profitable production.

The amounts shown for mineral properties and deferred exploration and development expenses represent costs incurred to date, and do not necessarily represent present or future values as they are entirely dependent upon various factors as noted above.

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental Protection and Rehabilitation Costs

The Company’s policy relating to environmental protection and land rehabilitation programs is to charge to income any such costs incurred during the year.  Presently, the Company does not foresee the necessity to make any material expenditure in this area. The Company is engaged in mineral exploration and development and is accordingly exposed to environmental risks associated with mining activity.  The Company is currently in the exploration stages with its mineral interests and has not determined whether significant site reclamation costs will be required.  The Company would record a liability for site reclamation only when it is reasonably determinable and quantifiable.

Revenue Recognition

Interest, and property management fees receivable in cash are recorded on an accrual basis when services are rendered and collectability is reasonably assured. All costs directly attributable to revenue generation are expensed as incurred and netted against the appropriate income earned. Realized gains and losses on disposals of investments are reflected in the consolidated statement of operations and calculated on an average cost basis.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont’d

Impairment of Long-Lived Assets

The company reviews long-lived assets for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.  Recoverability is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset or net realizable value.

Equipment

Equipment consists of office equipment, computer equipment and leaseholds.  The office equipment and computer equipment and leaseholds are recorded at cost and amortized at an annual rate of 20% to 45% using the declining balance method.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.  As of September 30, 2008 and 2007, the Company does not have any asset retirement obligations.

Future Income Taxes

The Company accounts for potential future net tax assets which are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of potential future benefit is taken and no net asset is recognized. Such an allowance has been applied to all potential income tax assets of the Company.

Retirement of long-lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont’d

Foreign Currency Translation

The Company’s functional currency is the Canadian dollar and its reporting currency for the presentation of its consolidated financial statements is the US dollar. Under this method, the income statement and the cash flow statement items for each year are translated into the reporting currency using the rates in effect at the date of the transactions, and the assets and liabilities are translated using the exchange rate at the end of that year. All resulting exchange differences are reported as a separate component of shareholders’ equity within accumulated other comprehensive income.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue the shares and the date of share issuance.

Royalty income

The Company records royalty income when earned.

Stock-based Compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants (“CICA”) in connection with accounting for stock option-based compensation.  The standard now requires that all stock option-based awards made to consultants and employees be recognized in these consolidated financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital. The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Loss per share

Loss per share has been calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

Comparative Figures

Certain of the prior years' figures have been reclassified to conform to the current year’s financial statement presentation.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont’d

Adoption of new accounting standards

Effective October 1, 2007 the Company adopted the following new accounting standards:

Section 1400 – Assessing Going Concern

CICA Handbook Section 1400, as amended, changed the guidance related to management’s responsibility to assess the ability of an entity to continue as a going concern. Management is required to make an assessment of the Company’s ability to continue as a going concern, taking into account all information available for at least, but not limited to 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that cast significant doubt upon the Company’s ability to continue as a going concern. The adoption of this standard had no impact on the Company’s disclosures as these uncertainties have been, and continue to be, fully described herein.

Section 1535 – Capital Disclosures

This Section establishes standards for disclosing information about an entity’s capital and how it is managed. The Company has a simple capital structure given that it is largely dependent on unsecured equity financing, and therefore adoption of this standard has required no additional disclosures in these notes.

Section 3862 – Financial Instruments – Disclosures

This Section requires additional disclosures to enable users of the Company’s financial statements to evaluate the significance of financial instruments to the Company’s financial position and performance. In addition, qualitative and quantitative disclosures are provided as appropriate to enable users to evaluate the nature and extent of risks arising from the Company’s financial instruments. These disclosures were presented above within the financial instruments accounting policies.

3.  ACCOUNTING POLICIES NOT YET ADOPTED

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

3.  ACCOUNTING POLICIES NOT YET ADOPTED cont’d

Goodwill and intangible assets

In February 2008, the CICA issued Handbook section 3064 "Goodwill and intangible assets" which is required to be adopted for fiscal year-ends beginning on or after October 1, 2008.  It establishes standards for the recognition, measurement, presentation and disclosure of Goodwill subsequent to its initial recognition and of intangible assets by profit orientated enterprises.  The Company does not expect that the adoption of this new section will have any material impact on its financial statements.

4.   RELATED PARTY TRANSACTIONS

During 2008, an equity investment was completed by the Company into Akmola Gold Corp. for the amount of CDN $100,000.  The Company and Akmola Gold Corp (a private British Columbia entity) shared a common Chief Executive Officer.

During 2007 there were no related party transactions.

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management.

Refer to Note 8.

5.    DEPOSIT ON ASSET

The Company’s deposit consists of a cash deposit of CDN $221,605 for the purchase of a real estate condominium for a price of CDN $1,116,050 with the balance to be paid as follows:  CDN $55,803 on January 1, 2009 and CDN $837,037 due upon completion.

6.    EQUIPMENT

	Cost	Accumulated Amortization	2008 Net	2007 Net
Computer equipment	$56,638	$52,857	$3,781	$5,401
Vehicle	18,117	2,718	15,399	–
	$74,755	$55,575	$19,180	$5,401

7.    MINERAL PROPERTIES

	Amos	Vassan	Nico	Total

Balance, September 30, 2006	$-	$-	$-	$-

Acquisition costs	5,050	5,050	20,200	$30,300

Balance, September 30, 2007	$5,050	$5,050	$20,200	$30,300

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

7.    MINERAL PROPERTIES cont’d

	Bedford	Amos	Vassan	Nico	Total

Balance, September 30, 2007	$-	$5,050	$5,050	$20,200	$30,300

Acquisition costs	53,509	-	-	-	53,509

Balance, September 30, 2008	$53,509	$5,050	$5,050	$20,200	$83,809

Bedford Properties

Pursuant to three individual Option Agreements executed during the fiscal year ending September 30, 2008, the Company has the right to acquire interests in iron ore exploration properties located in close proximity to Shefferville, Quebec.

The Option Agreement executed in August 2008, with Bedford Partners and 743584 Ontario Inc. consisted of a total area of 88 claims.  In order to earn its 100% undivided interest in the property the Company must, over a six year period, pay an acquisition fee of CDN $230,000 and implement an exploration work program to the stage of a pre-feasibility study.

The second Option Agreement entered into in July, 2008 with Bedford Partners and 743584 Ontario Inc. consists of Blocks 44 and 97 and constitutes a total area of 4,525 hectares. In order to acquire its 100% undivided interest in the property, the Company must, over a six year period, pay an acquisition fee of CDN $205,000 and implement an exploration work program to the stage of a pre-feasibility study.

In October, 2007, the Company concluded an option agreement with Bedford Resource Partners to acquire an iron ore exploration project in Northern Quebec. The option to acquire up to a 90% ownership interest in the property was obtained with an initial payment of CDN $10,000. For the Company to complete the transaction, it must make additional payments totalling $36,000 over the next 3 years and bear 100% of the costs to develop the property to a pre-feasibility stage on or before December 31, 2012.

Amos and Vassan

Pursuant to an Option Agreement dated February 20, 2007, the Company acquired the right to acquire a 100% interest in two mineral properties located in the Abitibi region of the Province of Quebec, Canada, consisting of 75 mineral claims by paying cash of CDN $10,000. If an economic discovery is made on the property, the Company must issue $70,000 in common shares as a bonus. There is a 2% Net Smelter Return ("NSR") royalty, of which 1% of the NSR may be purchased for CDN $1,000,000.

Nico

Pursuant to an Option Agreement dated June 20, 2007, the Company acquired the right to acquire a 100% interest in 51 mineral claims located in the Abitibi region of the Province of Quebec, Canada by paying cash of CDN $20,000. The property is subject to the same economic discovery commitments and NSR as the above-noted February 20, 2007 Option Agreement.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

8.      LOAN PAYABLE

The Company owes the former President’s private company $500,255 at September 30, 2008 (2007 - $404,000) plus accrued interest of $96,254 (2007 - $67,938), which has been included in accounts payable and accrued liabilities.  The loan is an unsecured demand loan bearing interest at 6% per annum.

9.  SHARE CAPITAL

  a) Authorized share capital consists of unlimited common shares without par value.

	September 30,
	2008			2007
	Shares	$		Shares	$
Balance, beginning of year	17,333,514		$3,279,089	11,033,514		2,649,089
Share consolidation on a 5 to 1 basis	(13,866,812)		-	-		-
Shares issued for warrants	-		-	2,500,000		250,000
Private placements	5,000,000		1,050,000	3,800,000		380,000
Balance, end of fiscal year	8,466,702		$4,329,089	17,333,514		3,279,089

Private placements

The private placement completed during the current year consisted of 5,000,000 units at a price of $0.21 per unit. Each unit consisted of one share and one share purchase warrant, which is exercisable at a price of $0.28 per share for a period of two years from the date of issue.

The private placement competed during the comparative year consists of 3,800,000 units at a price of $0.10 per unit.  Each unit consisted of one share and one share purchase warrant.  Each warrant entitled the holder to purchase one further share of the company at a price of $0.12 within two years.

b) Stock Options

The Corporation has an incentive stock option plan authorizing the Company to grant options up to 10% of the issued and outstanding common stock of the Company to directors, officers, employees and consultants of the Company. No specific vesting terms are required. The term of each grant shall be no greater than 5 years from the date of grant. The option price shall be no less than the price permitted by the TSX Venture Exchange.

No options are outstanding have been granted the prior two fiscal years.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

9.  SHARE CAPITAL (continued)

c) Warrants

	September 30, 2008		September 30, 2007
	Number of Shares	Weighted Price	Number of Shares	Weighted Price
Opening balance	6,400,000	0.70	5,100,000	0.13
Share consolidation	(5,120,000)	-	-	-
Expired	(520,000)	0.50	(2,500,000)	0.10
Granted during the year	5,000,000	0.28	3,800,000	0.13
Closing balance	5,760,000		6.400,000	0.14
Weighted remaining life in years				1.03

Due to the share consolidation of five existing common shares and warrants to one newly created share and warrant, the opening balance of warrants was calculated to 1,280,000.

10. ACCUMULATED OTHER COMPREHENSIVE INCOME

	2008 $ Amount	2007 $ Amount
Balance, beginning of the year	380,937	377,085
Unrealized loss on marketable securities	(285,391)	-
Cumulative translation adjustment	(66,173)	3,852
Balance, end of the year	29,373	380,937

11. GAIN ON DEBT SETTLEMENT

The Company was forgiven $5,619 on amounts included in accounts payable and accrued liabilities at September 30, 2007.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

12. MARKETABLE SECURITIES

Investments consist of the following as at September 30, 2007

Issuer	# of Common Shares	Average Cost $	Fair Value $	% of Portfolio
Vast Exploration	400,000	100,000	101,000	100%
WT – Vast Exploration Inc 22JUN 09*	400,000	-	-	-
		100,000	101,000	100%

Investments consist of the following as at September 30, 2008

Issuer	# of Common Shares	Average Cost $	Fair Value $	% of Portfolio
Dynamite Resources Ltd	250,000	81,270	28,350	3%
Maxtech Ventures Inc	134,300	230,720	120,567	14%
Vast Exploration Inc	1,050,300	309,615	347,386	42%
WT – Vast Explorations Inc 22JUN09*	400,000	-	-	-
Avion Resources Corp.	80,000	24,135	12,096	1%
Canarc Resources Corp.	135,000	42,535	12,757	2%
Desert Gold Ventures	200,000	142,010	103,950	12%
Eurocontrol Technics Inc	162,000	38,080	16,839	2%
Pying Medical Corp	33,500	18,770	12,663	2%
Selkirk Metals Corp	370,000	154,930	59,440	7%
Caza Gold Corp.	22,500	-	-	-
Peregrind Diamonds Ltd.	50,000	10,010	17,955	2%
Unranium Bay Resources Ltd	50,000	3,735	1,890	-
Eloda Corp.	99,000	3,980	1,871	-
Castillian Resources Corp.	50,000	8,010	4,725	1%
Valencia Ventures Inc.	36,000	3,070	2,922	-
Cervus Financial Group	50	-	-	-
Loewen Group Inc	500	-	-	-
North Point Corporation	153,591	-	-	-
Peachtree Networking Inc	725,850	-	-	-
Akmola Gold Corp (Private)	1,000,000	100,000	94,500	12%
		1,170,870	837,911	100%

* These warrants have been valued on an intrinsic basis and have a resultant fair value of nil.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

13.INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:
	For the year ended September 30, 2008		For the year ended September 30, 2007
		$	$
Net income (loss) for the period	415,866			(106,338)
Expected income tax (recovery)	128,918			(32,965)
Net effects of non deductible amounts	(46,148)			535
Unrecognized benefit of current non capital loss	(82,770)			32,430
Income tax expense or recovery	-			-

Future income tax assets:
	For the year ended September 30, 2008		For the year ended September 30, 2007
		$	$
Non-capital loss carry forwards	692,640			835,335
Equipment	72,937			78,714
Marketable securities	43,285			-
Valuation allowance	(808,862)			(910,049)
Net future income tax assets	-			-

As of the year ended September 30, 2008 the Company has a net income of $415,866 and non capital loss tax asset of approximately $2,664,000. Net losses are available to reduce future taxable income in Canada and if not utilized will expire through 2028.  The Company has not recognized any future benefit for these tax losses as it is not considered likely that they will be utilized.

14.SUBSEQUENT EVENTS

Subsequent to year end, the Company completed a private placement for 5,500,000 units for a price of $0.17 per unit.  Each unit consists of one common share and one share purchase warrant exercisable at $0.23 for a period of two years from date of issue.